

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2017

Bernard Bot
Chief Financial Officer
Travelport Worldwide Limited
Axis One, Axis Park
Langley, Berkshire SL3 8AG
United Kingdom

>   **Re: Travelport Worldwide Limited**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 21, 2017**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2017**
>   **Filed May 9, 2017**
>   **Form 8-K Furnished May 9, 2017**
>   **File No. 001-36640**

Dear Mr. Bot:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1. You state on page 18 that certain government trade sanctions affect your ability to operate in Sudan and Syria. You disclose on page 25 that you market your products and distribute and provide services in countries including Syria, and on your website you identify Phoeniq LLC as your representative company in Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not describe contacts with Sudan and Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries,

distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 7. Management's Discussion and Analysis
Liquidity and Capital Resources, page 66

3. We note your non-GAAP reconciliation of Free Cash Flow and Adjusted Free Cash Flow on page 69. Please revise to remove the Adjusted EBITDA to Net cash provided by operating activities section of the reconciliation. Your reconciliation should reconcile directly from the most comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP Compliance and Disclosure Interpretations ("C&DI's"). Please similarly revise your non-GAAP presentation on page 35 of your Form 10-Q for the quarterly period ended March 31, 2017.

4. We also note in your 8-K furnished on May 9, 2017, you refer to this reconciliation as "Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities and Free Cash Flow." Please similarly revise your presentation.

Form 10-Q for Fiscal Quarter Ended March 31, 2017

Notes to the financial statements
2. Recently Issued Accounting Pronouncements
Revenue Recognition, page 11

5. We note your disclosures with respect to revenue recognition have remained unchanged from your Form 10-K. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the

accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, please provide the date adoption is required pursuant to the guidance. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Form 8-K Furnished May 9, 2017
Exhibit 99.1

6. Please tell us your consideration of the requirements of Item 2.01 of Form 8-K related to the disposition of your controlling interest in IGTS.

7. In the highlights of your earnings release you present the non-GAAP measure Free Cash Flow. When presenting non-GAAP measures, please ensure the comparable GAAP measures are presented with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI's.

8. Please ensure your discussion of non-GAAP measures is preceded by your discussion of your GAAP results. In this regard, we note on page 3 of your earnings release, you discuss Adjusted EBITDA results before discussing the comparable GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI's.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure